Exhibit 99.1

CODE OF BUSINESS CONDUCT

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TABLE OF CONTENTS

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Our Core Values

Safety Comes First – Stand for People – Empowered to Act – Optimism Charges Us – Win As One: these core values are the foundation of our business. These values are reflected in this Code of Business Conduct (this “Code”), which defines how each of us, as employees, officers and directors of Hydro One Limited and Hydro One Inc. and their respective subsidiaries (together, “Hydro One”), should act.

For Hydro One to be successful, we must continually earn the trust and confidence of our customers, investors, stakeholders and each other. Each business action and decision provides us with this opportunity. Our core values guide our actions and decisions by reminding us each day of who we are and strive to be in all of our business activities.

We must strive to conduct business on behalf of, and to represent, Hydro One with unfailing honesty and integrity and to uphold each of our core values:

•	Safety Comes First: Nothing is more important than the health and safety of our employees, our customers and the public. We make the world a safer place by setting a high bar that others aspire to.

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Stand For People: We foster an open, collaborative work environment. We work to build relationships internally and externally based on trust and mutual respect. We believe in equality and view diversity as a source of our strength.

•	Empowered to Act: We recognize our power to improve people’s lives. We are ready to act in any situation. We capitalize on opportunities. We make the impossible, possible.

•	Optimism Charges Us: Optimism creates potential in everything we do. We think creatively and innovatively, turning challenges into opportunities.

•	Win As One: Winning is about doing well while also doing good. It means working together as one company to deliver strong results for our customers, communities, employees and shareholders.

Application of this Code

Who Must Follow This Code?

All employees and officers of Hydro One, including the chief executive officer, chief financial officer and principal accounting officer, and directors of Hydro One are required to comply with this code as representatives of Hydro One (collectively, “representatives”). In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents (“business partners”) to comply with this Code, to the extent feasible, in their dealings with or on behalf of Hydro One.

What is Expected of Me?

We are all expected to:

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Comply with this Code: We must read, complete any required training on, understand and comply with this Code and all applicable laws, rules and regulations (“applicable laws”) relevant to our roles at Hydro One.

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Report violations of this Code: If we have knowledge of an actual, potential or suspected violation of this Code or of applicable laws, we must report it truthfully and in good faith to our supervisor, HR representative or to the Corporate Ethics Office or otherwise in accordance with Hydro One’s Whistleblower Policy.

•	Use good judgment: We must use our good judgment in deciding whether or not an action will be in compliance with this Code and be accountable for our actions.

•	Ask questions: If we have any doubt about how to proceed under this Code, we must ask questions. The section “What if I have questions”, below, includes a list of helpful resources.

Employees and contractors are expected to familiarize themselves with this Code when they first start work and complete training periodically thereafter. Management Compensation Plan (“MCP”) employees must complete and sign annually, and update as necessary, a business conduct compliance form confirming their compliance with this Code and declaring all outside appointments, directorships or officer positions and any resulting conflicts of interest. This form is available on the Code of Business Conduct homepage.

What Else is Expected of Supervisors?

Supervisors share the same obligations as other representatives, but are also expected to:

•	Set an example: Supervisors must model appropriate conduct under this Code as it applies to them and to their own actions.

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Report to the Corporate Ethics Office: Supervisors must immediately inform the Corporate Ethics Office of any actual, potential or suspected violations of this Code as well as any conflict of interest declarations.

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Promote understanding and compliance: Supervisors must make sure that Hydro One representatives that they supervise understand and comply with this Code and all applicable laws and review this Code and Hydro One’s Whistleblower Policy with those representatives at least annually.

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Provide guidance: Supervisors should be a knowledgeable and reliable source of advice for questions relating to this Code and should create an environment where representatives feel comfortable raising questions or concerns without fear of reprisals.

What Happens if I Violate This Code?

If we violate this Code or any applicable laws relevant to our roles at Hydro One, we will be subject to disciplinary procedures, which may have consequences up to and including dismissal. Such violations may also result in criminal and/or civil liability.

What if I Have Questions?

Honesty and common sense are the best guidelines for assessing whether or not an action will be in compliance with this Code, and Hydro One relies on each of us to apply our own personal judgment in carrying out our duties.

However, this Code is not a complete guide to every legal or ethical issue that we may encounter, nor is it a summary of all applicable laws and Hydro One policies and procedures that may apply in a given situation. As a result, there will be times where we will have questions about how this Code applies to us, or about whether a particular action will be in compliance with this Code.

If you have any questions relating to this Code, you should speak to your supervisor and consult the Hydro One intranet site - Questions and Answers - for a detailed list of frequently asked questions relating to this Code. You should also ask yourself the following questions, which may help to guide your decision:

•	Will my action comply with the intent and purpose of this Code and applicable laws?

•	Is my action appropriate, ethical and honest – does it “feel” right, or might it violate my own personal code of conduct?

•	Would most people see the action as being appropriate, ethical and honest?

•	Could I defend my action in front of superiors, fellow employees, the general public and my friends and family? Would I be comfortable doing so?

If the answer to any of these questions is “No”, then you should not take the action. If your question remains unanswered after you have spoken to your supervisor, reviewed the intranet resources and considered the questions above, you should contact Hydro One’s Corporate Ethics Office for advice.

Standards of Business Conduct

Health and Safety

We strive to deliver Hydro One’s products and services in a safe manner that minimizes the risk of injury to ourselves, to one another and to the general public.

Each of us must:

•	comply with Hydro One’s Health and Safety Policy and Safety Rules;

•	make our own safety and that of other Hydro One representatives and the general public the prime consideration in every decision we make and every action we take;

•	come to work fit for duty, work safely and identify, report and, where appropriate, correct, workplace hazards; and

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not work, or permit others to work, while under the influence or suffering the after effects of alcohol, medication or illicit drugs, or bring, or permit anyone else to bring, alcohol or any illicit drugs into any Hydro One workplace.

Respecting Each Other: No Discrimination or Workplace Harassment

We treat all Hydro One representatives and others we encounter in the course of our work for Hydro One with dignity and respect. We act in a manner that values the background, experience, perspective and talent of each individual and do not discriminate against or harass others. We strive to create an inclusive corporate culture at Hydro One and a workforce that reflects the diverse populations of the communities in which we operate.

In particular, we:

•	provide all Hydro One representatives with equal access to opportunities, within the confines of legal and collective agreement requirements;

•	do not discriminate in hiring and employment practices;

•	do not engage in any workplace harassment;

•	do not tolerate any violence or workplace harassment, or behaviours that may promote violence or workplace harassment, in any Hydro One workplace; and

•	comply with Hydro One’s Workplace Human Rights and Anti-Harassment Policy and Procedure.

“discrimination” is an action or a decision that treats a person or a group of persons negatively and differently on the basis of race, ancestry, colour, place of origin, sex, ethnic origin, age, marital or family status, disability, sexual orientation, gender identity, gender expression, record of offences, creed, religion or citizenship, nor on any other grounds that are prohibited by applicable law.

“workplace harassment” is engaging any course of vexatious conduct or comment toward another representative of Hydro One or others we encounter in the course of our work for Hydro One that is known or ought reasonably to be known to be unwelcome, including making any comment or gesture to, contact with or otherwise acting in a manner towards that person that is unwelcome or which is likely to be regarded as offensive.

Achieving our Potential

We are all accountable for our work and for our results, and are committed to giving our full effort in everything we do. We expect to be evaluated by standards such as quality, quantity, timeliness, and whether the work has been completed safely and within the limits of allocated resources.

Supervisors must follow leadership practices that promote employee commitment and encourage high performance, set clear expectations and provide appropriate support and timely feedback to the Hydro One representatives who report to them.

Conflicts of Interest

Avoiding Conflicts of Interest

We owe a duty to Hydro One to make decisions with honesty and integrity and not to deprive Hydro One of the time and attention required to properly perform our duties on behalf of Hydro One. We must declare all conflicts of interest to our supervisor or to the Corporate Ethics Office.

A “conflict of interest” is a situation where our own personal interests:

•	actually conflict with those of Hydro One;

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have the potential to conflict with those of Hydro One, meaning a situation where our relationship to others or interest in or relationship to another business or organization could result in a conflict of interest in the future; or

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could be perceived to conflict with those of Hydro One, meaning a situation where other people (either inside or outside of Hydro One) might think that our personal interests conflict, or could potentially conflict, with those of Hydro One, whether or not we think that any conflict does, or might, exist.

Family Members and Friends

We may have a conflict of interest where any of our family or friends receive a personal benefit, or may receive a personal benefit, as a result of any business decisions we make on behalf of Hydro One.

Pursuing Outside Activities

We are encouraged to contribute to our communities and to our professional organizations and we may engage in activities or do work outside of Hydro One (including for ourselves) provided that the activity or work does not create a conflict of interest. Examples of activities or work outside of Hydro One that will create a conflict of interest include:

•	work for an organization that is a supplier to or a commercial or industrial customer or competitor of Hydro One;

•	activities that affect our work performance at Hydro One, including those that take too much of our time;

•	work for any organization done on Hydro One’s time or using Hydro One equipment, supplies, personnel or intellectual property; and

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promoting any non-Hydro One product or service or, except with prior approval, soliciting donations to any charitable or non-profit organization, on Hydro One’s time or to Hydro One representatives or business partners.

If you have any doubt about whether the external activity or work creates a conflict of interest, you should speak to your supervisor or to the Corporate Ethics Office before agreeing to do the activity or work.

Accepting Board Appointments

We obtain the prior approval of the Corporate Ethics Office before agreeing to serve as a director on the board of another for-profit business or organization if our service on that board could create a conflict of interest, including in any case where the business or organization is a supplier to or a commercial or industrial customer or competitor of Hydro One.

Prior approval of the Corporate Ethics Office is not required to serve as a director of:

•	a Hydro One board at Hydro One’s request; or

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a charitable or community organization, but only so long as our service on that board does not reflect negatively on Hydro One and does not take too much of our time or otherwise conflict with our work at Hydro One.

If we serve as a director on any board (other than a Hydro One board), we must not vote on any matter that concerns Hydro One or which we think might otherwise create a conflict of interest for us or for Hydro One. Similarly, if we act as a spokesperson for any business or organization, we make it clear that we are speaking for that business or organization or for ourselves and not as a spokesperson or representative of Hydro One.

If in doubt at any time about whether service on any board creates a conflict of interest, speak to your supervisor or to the Corporate Ethics Office.

Making Investments

In general, investments made by us or by our immediate family members in publicly-traded or privately-held businesses or organizations will not create a conflict of interest, but we must be aware that these investments may create a conflict of interest in some circumstances.

Where an investment creates a conflict of interest we must obtain the approval of our supervisor and the Corporate Ethics Office before making the investment. Investments that will create a conflict of interest include investments in businesses or organizations that compete with Hydro One or which have a business relationship with Hydro One as a supplier or as a commercial or industrial customer. However, this prohibition does not apply if the investment represents less than five percent of the issued and outstanding equity securities of the business or organization (including equity securities held by us and by our immediate family).

We must also promptly notify our supervisor and the Corporate Ethics Office if we know a family member or a friend has an investment that represents more than five percent of the issued and outstanding equity securities of a business or organization that competes with Hydro One or which has a business relationship with Hydro One as a supplier or as a commercial or industrial customer, even where we do not hold an investment in that business or organization ourselves.

Confidential Information

No Disclosure of Confidential Information

We do not disclose Confidential Information to anyone outside Hydro One, including to family and friends, unless it is done in accordance with this Code and all other applicable Hydro One policies. This section applies to information which Hydro One has obtained from a customer or supplier (or a prospective customer or supplier) that Hydro One has agreed to keep confidential.

“Confidential Information” of Hydro One includes trade secrets, intellectual property and any proprietary, sensitive, technical, commercial, strategic, financial, customer, supplier and personal information about customers, suppliers and representatives, in each case, that is not publicly available.

Our obligation not to disclose Confidential Information continues even after we cease to have an employment or other relationship with Hydro One.

In order to protect Confidential Information of Hydro One, we must:

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be alert to inadvertent or accidental disclosure of Confidential Information in social conversations, including in public places, at trade conferences, on public transit or airplanes, on mobile devices or in normal business discussions with suppliers and customers;

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never post, transmit or make available any Confidential Information on or through the internet other than through the use of approved Hydro One equipment and systems (i.e. through the use of Hydro One e-mail addresses or Hydro One intranet portals);

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never leave Confidential Information or devices that contain Confidential Information, or which are connected to or have specific capability to connect to Hydro One’s systems, unattended in public places, and we must ensure these devices are stored securely when not in use; and

•	promptly report any Confidential Information that we believe has been leaked and any device that is lost or stolen so that appropriate steps can be taken by Hydro One.

Permitted Disclosure of Confidential Information

We may only disclose Confidential Information to our colleagues within Hydro One where it is necessary for them to perform their assigned work.

We keep the amount of Confidential Information shared with anyone outside of Hydro One to the minimum required, and we may only disclose Confidential Information outside Hydro One where the disclosure is:

•	required by applicable laws or stock exchange rules or to those having a business relationship with Hydro One for valid business purposes; and

•	in compliance with all applicable Hydro One policies and procedures, including the Corporate Disclosure Policy (if applicable).

The Law Department should be contacted if there is any uncertainty as to whether or not we are permitted to disclose the Confidential Information.

Employee Confidential Information

We manage all personal information about other representatives of Hydro One in a confidential manner and we respect the privacy of each other Hydro One representative, including by complying with all applicable privacy legislation and all applicable Hydro One policies and procedures.

Ethical Purchasing Decisions

We make all purchasing decisions honestly and with integrity, using such criteria as competitive pricing, quality, quantity, delivery, and service.

We avoid making purchasing decisions that create a conflict of interest for us or for Hydro One, including where there could be an allegation of favouritism, prejudice, preferential treatment or personal gain.

We inform each of our business partners about this Code and about our expectation that they comply with it, to the extent feasible, in their dealings with or on behalf of Hydro One. We will communicate any non-compliance by any of our business partners to Hydro One’s Corporate Ethics Office, who will recommend what actions should be taken, up to and including termination of the business relationship.

Gifts and Entertainment

We do not (directly or indirectly) offer, give, request or accept any:

•	bribe or kickback or other transaction which could compromise the integrity or harm the reputation of Hydro One or its representatives;

•	gifts of cash, gift certificates, services, discounts, or loans;

•	gift, entertainment, or similar type of benefit that does not serve a legitimate business purpose;

•	gift, entertainment, or similar type of benefit that contravenes any applicable law; or

•	gift, entertainment, or similar type of benefit that creates a conflict of interest for us or for Hydro One.

Any gift, entertainment or similar type of benefit that is offered, given or accepted must be of a nature and amount that avoids embarrassment, does not constitute a real personal enrichment of the recipient, and would not reflect unfavourably on Hydro One or the person receiving the gift, entertainment or benefit if it became publicly known. Generally speaking, acceptable gifts will have a nominal value.

Any gifts we are offered or receive that do not comply with these restrictions should be declined or returned graciously and with thanks and a clarification of Hydro One’s policy. If returning the gift is not possible, it should be donated to charity upon approval of the Executive Vice President and Chief Legal Officer (or his or her designate). These requirements do not change during traditional gift-giving seasons.

Insider Trading and Personal Advantage

We only buy or sell securities of Hydro One in accordance with Hydro One’s Insider Trading Policy. This means that we do not buy or sell securities of Hydro One while we know about “Material Information” relating to Hydro One that has not been generally disclosed to the public in accordance with Hydro One’s Corporate Disclosure Policy (“insider trading”). We also keep all undisclosed Material Information confidential and we do not pass any of it on to others, including to a spouse, friends or family members (“tipping”).

In addition to being a violation of this Code, both insider trading and tipping are illegal.

“Material Information” has the same meaning as in Hydro One’s Insider Trading Policy and Corporate Disclosure Policy, and may include Confidential Information, including information about Hydro One’s plans, financial conditions or operations.

We do not use any Confidential Information for private speculation or personal advantage or benefit, including for purposes of trading in securities of any of Hydro One’s customers or suppliers with the benefit of any Confidential Information relating to that customer or supplier.

Protecting the Environment

We strive to comply with all environmental laws, rules and regulations, and Hydro One will also move beyond compliance where it makes business sense to do so. We design, build and operate our facilities to make efficient use of resources, prevent pollution and reduce environmental effects to the extent that is reasonably achievable. We set environmental objectives and targets, monitor our performance relative to expectations and implement programs to achieve continual improvement.

Safeguarding Hydro One’s Assets

Proper Use of Assets

We use Hydro One’s assets properly, safely, efficiently and only for Hydro One business. Use of Hydro One assets for charitable or other non-business reasons must be pre-approved by the supervisor accountable for that asset. Misuse of Hydro One assets to offend, harass or harm others, or to encourage others to do so, is unacceptable.

We take good care of Hydro One assets. We protect them from all external and internal threats and, when they are no longer useful, we dispose of them in a proper manner. Theft or fraud will not be tolerated.

Critical Cyber Assets

We must be vigilant in protecting Hydro One’s Critical Cyber Assets from attack and follow Hydro One’s Power System Cyber Security Policy.

“Critical Cyber Assets” are all computer equipment and software essential to the reliable operation of Hydro One’s facilities which if hacked or destroyed, would affect the reliability of the interconnected transmission system across North America. It also includes all devices and equipment used to access such computer equipment and software.

Further, we do not disguise our own identity, or use the identity of another representative or business partner, when accessing any Hydro One workplace, device, system or other property.

Records and Document Retention

Records are important to provide evidence of Hydro One’s business activities, decisions, operations and transactions, to meet our business, financial reporting and legal needs. We are all responsible for managing Hydro One records in accordance with Hydro One’s Records Management Program, including Hydro One’s Records Management Policy, Records Management Procedures, E-Mail Management Policy, and the Legal and Tax Holds Policy.

All business expenses must be properly incurred, documented, reported and approved in compliance with Hydro One’s Employee Business Expense Policy.

Intellectual Property

All intellectual property which we may produce, make, compose, write, perform or design, whether alone or with others, while employed at Hydro One (whether during or outside of work hours) and in any way relating to Hydro One’s business belongs exclusively to Hydro One. We must disclose all such intellectual property to Hydro One and all rights we may have in such intellectual property are assigned to Hydro One.

“intellectual property” includes ideas, know-how, inventions, designs, discoveries, formulae, improvements, research, trade secrets, patents, copyright works and other intellectual property rights.

Accounting and Finance

All financial transactions must be properly approved in accordance with Hydro One’s authority approval guidelines and properly recorded in accordance with:

•	Hydro One’s internal control policies and procedures;

•	legal requirements;

•	audit practices; and

•	accounting standards and practices.

Any financial information provided must be accurate, complete, objective, timely and understandable.

We do not maintain undisclosed funds or accounts or “off-the-books” records or use any other device to distort records or reports of Hydro One’s true operating results and financial condition. All cash and bank account and other business transactions are conducted in an appropriate manner which safeguards against bribery, kickbacks, money laundering or other illegality. Falsifying or maintaining inaccurate or incomplete records can result in civil and criminal penalties to Hydro One and the individuals involved.

We must not mislead, manipulate, coerce or fraudulently influence any accountant, including an accountant engaged in the performance of an audit of the financial statements of Hydro One in order to make the financial statements materially misleading.

If we have concerns about the integrity of financial reporting, we report them promptly. Reports may be made to Hydro One’s Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy or, alternatively, may be reported anonymously through ClearView Strategic Partners Inc. (“ClearView”) using the contact information provided under the heading “Anonymous Reporting”. We must all be familiar with the reporting procedures contained in Hydro One’s Whistleblower Policy.

Fraudulent Activity

We take proactive steps to not only deter and detect instances of fraud by Hydro One representatives or any of Hydro One’s customers or business partners, but also to minimize and mitigate the risk of it. We comply with Hydro One’s Fraud Risk Management Policy.

If we have concerns about any Hydro One representative or any of Hydro One’s customers or business partners engaging in fraud or in a fraudulent scheme, we report our concerns promptly to Hydro One’s Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy or anonymously through Clearview using the contact information provided under the heading “Anonymous Reporting”.

“fraud” or a “fraudulent scheme” can include:

•  supplier or other third-party kickbacks that involve any of Hydro One’s business partners or other third parties providing something of value to a Hydro One representative secretly and with the intent of obtaining an improper or unfair advantage or amount of value from Hydro One;

•  contract bid rigging schemes that involve Hydro One entering into a contract or other arrangement with a business partner or other third party under false pretenses and, where applicable, without full, fair and transparent competition;

•  cyber fraud involving the unauthorized accessing of Hydro One’s data, information or systems by a person, which can include the theft of data or information electronically (particularly customer sensitive information) and/or an attempt to extort funds from Hydro One for the return of such data or information or the sale of such data or information for financial gain;

•  customer billings fraud that includes amounts paid to Hydro One by a customer being diverted or stolen for the financial gain of a person and/or the overcharging or mischarging of Hydro One’s customers by a person for financial gain;

•  theft of electricity whether as a result of Hydro One representatives allowing customers to receive service without making proper payment for those services or as a result of customers or Hydro One representatives obtaining services themselves without making proper payment; and

•  corruption and bribes to Hydro One representatives including the receipt of inappropriate payments, services or other forms of values by Hydro One representatives from a Hydro One business partner or other person seeking to receive, in return, some uncompensated benefit or advantage.

Managing Risk

We appropriately identify and control risks, within the limits of our accountabilities and allocated resources.

“risk” means any possible event that may adversely impact Hydro One’s business objectives. If business objectives relevant to our work are not clear, we should ask our supervisor for help.

Controlling risk does not mean eliminating all risks. Rather, it means taking steps to manage the risks to acceptable levels for Hydro One. If we are concerned that there are situations where risks are not being appropriately controlled by other Hydro One representatives we will discuss the situation with our supervisor and, if not resolved, we will consult the Corporate Ethics Office for direction.

Using E-mail, the Internet, Social Media and Electronic Communication Devices

Access to electronic communication devices such as phones, tablets, computers, e-mail and the internet is made available to promote effective work-related research, improve our development and enhance communication within Hydro One. These resources should generally be used for business purposes only.

Information transmitted through Hydro One’s equipment or systems implies affiliation with Hydro One and should therefore reflect positively upon Hydro One. When using Hydro One e-mail or the internet at a Hydro One workplace or on or through a Hydro One device or system, we do not send, receive, display, print, or otherwise engage in any communications that are in violation of applicable laws or this Code, or any other Hydro One policy, including, but not limited to:

•	downloading programs not already supported by Hydro One;

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accessing sites that are unlawful, that carry socially or politically offensive material, that infringe or that may infringe the intellectual property or other rights of another person, business or organization or that are in any way related to terrorism;

•	sending chain letters or threatening, libelous or harassing messages; and

•	sending, viewing or obtaining pornographic material.

We also do not use the internet at a Hydro One workplace or on or through a Hydro One device or system to play games, gamble or to post or send messages under disguised identification.

Subject to applicable laws, all information of any kind (including without limitation voice communications and electronic messages) stored or transmitted on Hydro One’s equipment or systems is the property of Hydro One and Hydro One’s equipment and systems and the contents thereof are monitored to support operational, maintenance, auditing, security, and investigative activities. In order to prevent inappropriate use, Hydro One continues to monitor personal use electronic communications. No one using Hydro One’s equipment or systems should assume that their electronic communications, information, computer or other device use is private.

The use of social networking tools and platforms such as Facebook, LinkedIn, Google+, Yahoo! Groups, Twitter, YouTube, Bumble, Tindr and blogs, including outside of working hours, is subject to this Code and all applicable Hydro One policies, including Hydro One’s Social Media Policy. Whether during or outside of working hours, employees must not:

•	post or disclose Confidential Information; or

•	post comments or materials which could harm, or be perceived to harm, Hydro One or its reputation in any way.

Relationships

Relationships with Investors

We disclose Material Information to the public in a timely, factual and accurate manner, in accordance with Hydro One’s Corporate Disclosure Policy. We ensure that all reports and documents that we file with or furnish to securities regulatory authorities in Canada and the United States, and our other public communications, contain disclosure that is full, fair, accurate, timely and understandable. If we are asked by a member of the media, analysts, investors, investment dealers, credit rating agencies or other members of the investment community to give a statement or a presentation, we must explain that we are bound by this Code and Hydro One’s Corporate Disclosure Policy and refer the matter to the Executive Vice President, Customer Care & Corporate Affairs (or the person performing that function) or the Chief Financial Officer.

Relationships with Customers

Hydro One is a customer-focused company and we strive to enhance our customer relationships in every transaction.

This means that we:

•	work in a safe and responsible manner when on the property of a customer or other third party;

•	act as an ambassador of Hydro One by acting in a professional and empathetic manner when interacting with customers and by responding promptly and courteously to customer enquiries and requests;

•	keep commitments to customers by following up through completion when resolving a customer’s enquiry or request and by working to prevent a recurrence;

•	reasonably restore a customer or other third party’s property when work is completed;

•	do not discriminate against or provide undue preferential treatment to any customer;

•	seek customers’ views on issues affecting them, consider their views, and give them feedback where possible;

•	give customers the information they need to make informed choices and ensure they receive truthful information about our products and services; and

•	respect customers’ privacy and diversity.

Fair Competition

We obey the applicable laws governing competition, not conspiring with anyone to lessen fair competition. We do not engage in anti-competitive practices or illegal activities such as price-fixing, bid-rigging and kickbacks. We ensure all procurement policies, procedures and required processes are followed.

We gather information about competitors in a lawful manner. We do not, directly or indirectly, misrepresent ourselves, use a third party or offer bribes or gifts to solicit proprietary information about competitors.

Use of Intellectual Property Belonging to Others

We do not knowingly use intellectual property belonging to another person, business or organization without their consent, a license or other legal right to use that intellectual property, nor do we copy or permit others to copy any software under license to Hydro One other than in accordance with the applicable license.

Political Participation

As private citizens, we may take part in the democratic process at any level, including campaigning in elections, during non-working hours. Prior approval is required if we need a leave of absence to participate, and our participation must be kept strictly separate from our association with Hydro One. All such leaves of absence will be without pay.

Hydro One does not make donations (financial or otherwise) to political parties, elected representatives, or candidates for election at any time. We do not, directly or indirectly, put pressure on colleagues, customers or suppliers to donate time or money to any political party, candidate or political cause.

Conduct of Business Outside of Canada

We apply this Code to all of our operations, international as well as domestic, and understand that this Code must be complied with in all circumstances even if conventional practice is different in foreign jurisdictions. We strive to comply with both the letter and spirit of domestic and foreign legal requirements as they apply to our business activities. We also adhere to standards no less onerous than provided by Canadian law concerning the conduct of business in foreign countries.

Dealing with Public Officials

All of our dealings on behalf of Hydro One with public officials are to be conducted in a transparent manner that does not compromise the integrity or harm the reputation of Hydro One or its representatives or any public official.

We comply with all anti-bribery and anti-corruption legislation, both Canadian and foreign, which may apply to our operations anywhere in the world. Further, even if permitted by applicable legislation or if customary in a jurisdiction, the making of small “facilitation payments” to foreign public officials to secure a routine business service or have routine administrative actions performed is prohibited.

These restrictions apply to any:

•	direct disbursement of Hydro One funds;

•	other benefits or contributions directly from Hydro One; and

•	funds, benefits or contributions made by us personally or though agents, consultants, contractors, business partners or other third parties.

“public official” includes any:

•  official or employee of a government or of a department, organization, agency or instrumentality of a government;

•  official who holds a legislative or judicial position;

•  official of a public international organization;

•  political party or official of a political party;

•  candidate for political office; and

•  person or firm acting for or on behalf of any of the above.

As laws, rules and regulations and policies and directives of regulators can significantly affect Hydro One’s business or operations, from time to time Hydro One may wish to communicate with public officials respecting new laws, rules, regulations, policies and directives, or otherwise seek to participate in the policy-making process. We only do so in compliance with all applicable requirements regarding lobbying activities and with the prior approval of the Corporate Ethics Office. Similarly, prior approval of the Corporate Ethics Office is required before Hydro One or any representative may accept any request to be appointed to an advisory or study group established by any legislative or regulatory body or which otherwise involves public officials.

Since Hydro One is in a regulated business and is often in contact with regulators about its business and operations, all Hydro One representatives and business partners responsible for contacts with such public officials must be familiar with and comply with the laws, rules and regulations established by the regulator for such communications, including conflict-of-interest rules applicable to representatives of the regulator.

We must also consult with the Corporate Ethics Office prior to hiring a current or former public official because applicable laws restrict Hydro One’s ability to engage former public officials as a representative of Hydro One. We will not hire any such official if he or she participated in a matter reasonably regarded as involving Hydro One’s interests if that matter is still ongoing.

Investigations

Hydro One’s policy is to cooperate with any appropriate governmental or regulatory investigation. A condition of such cooperation, however, is that Hydro One be adequately represented in such investigations by its own legal counsel. This means that, any time we receive information about a new government, regulatory or other investigation or inquiry, including any written or oral request for information, this information should be communicated immediately, and before any action is taken or promised, to the Law Department.

We also cooperate with all internal Hydro One investigations, including investigations conducted by the Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy, and will afford full, free and unrestricted access to all of Hydro One’s operations, records, facilities and personnel to any external or internal investigators engaged by Hydro One and will take appropriate measures to keep information obtained during the investigation process confidential. Unless otherwise advised by our supervisor or the boards of directors of Hydro One Limited and Hydro One Inc., we will keep confidential the fact that an internal investigation is being conducted.

We must never, under any circumstances:

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destroy or alter any of Hydro One’s documents or records in anticipation of a request for those documents from any government agency or a court or in connection with any internal Hydro One investigation;

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lie or make any misleading statements to any governmental investigator (including routine as well as non-routine investigations) or investigator participating in any internal Hydro One investigation; or

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attempt to cause Hydro One, any representative, business partner or any other person, to fail to provide information to any government investigator or to any investigator participating in any internal Hydro One investigation, or to provide any false or misleading information.

Compliance and Reporting

Upholding Hydro One’s well-earned reputation as an ethical and credible company is a commitment we all share. All of us are expected to uphold our core values and to otherwise comply with this Code, including reporting any violation or potential or suspected violation of this Code promptly, truthfully and in good faith. If we fail to report a violation we know has occurred, then we also will have violated this Code.

Representatives and business partners should never have any fears about raising concerns truthfully and in good faith based on their reasonable beliefs, even if they are later found to be mistaken. Speaking up is a behaviour to be encouraged. However, Hydro One believes it is also important to make sure that representatives and business partners are protected from accusations that are frivolous or malicious, such as allegations made in bad faith or to pursue a personal grudge, and if we make any such accusations we will have violated this Code.

No Reprisals

Hydro One will not permit any form of reprisals (including discharge, demotion, suspension, threats, harassment or any other form of discrimination) by any person or group, directly or indirectly, against a representative or business partner who has truthfully and in good faith:

•	reported actual, potential or suspected violations of this Code;

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lawfully provided information or assistance in an investigation regarding any conduct which the representative or business partner reasonably believes constitutes a violation of applicable securities laws or applicable federal laws relating to fraud against Hydro One’s securityholders;

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filed, caused to be filed, testified, participated in or otherwise assisted in a proceeding related to a violation of applicable securities laws or applicable federal laws relating to fraud against Hydro One’s securityholders;

•	provided a law enforcement officer with truthful information regarding the commission or possible commission of an offense, unless the individual reporting is one of the violators; or

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provided assistance to the Chief Ethics Officer, as Confidential Designee, the Audit Committee, management or any other person or group in the investigation of a report made pursuant to Hydro One’s Whistleblower Policy.

Any retaliation against a representative or business partner who has, truthfully and in good faith, made such a report or taken such an action is subject to disciplinary action, which may include dismissal.

Anonymous Reporting

Any actual, potential or suspected violation of this Code can be reported anonymously to the Chief Ethics Officer, as Confidential Designee, in accordance with Hydro One’s Whistleblower Policy, including by mail addressed to “The Audit Committee of the Board of Directors of Hydro One Limited, c/o the Chief Ethics Officer” at 483 Bay St., 8th Floor, South Tower, Toronto, Ontario, M5G 2P5 and marked “confidential” or by email to corporateethicsoffice@hydroone.com.

Alternatively, reports can be submitted anonymously to ClearView by:

•	Telephone:	1-866-921-4491;

•	Internet:	http://www.clearviewconnects.com; or

•	Confidential Mail:	P.O. Box 11017, Toronto, Ontario, M1E 1N0.

Choosing to include personal information in a report to ClearView means you have consented to the collection of that personal information by Hydro One, and the information will be sent to Hydro One.

All reports should include as much detail as possible, including dates, individuals or witnesses involved and any supporting material or evidence that may be relevant to the matter being reported.

Amendment and Interpretation; Waivers

Hydro One retains sole discretion in interpreting and applying this Code and this Code may be updated, modified or withdrawn by Hydro One at any time in its sole discretion. This Code, together with any amendments, will be generally disclosed to the public in accordance with all applicable securities laws and stock exchange rules.

Any waivers from this Code for the benefit of:

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executive officers or directors of Hydro One Limited and Hydro One Inc. – will only be made in exceptional circumstances, may only be granted by the applicable board of directors and will be generally disclosed to the public in accordance with all applicable securities laws and stock exchange rules; or

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other representatives – must be made in writing by their supervisor, or if there is no supervisor or the supervisor is unsure whether or not a waiver is appropriate, then the Chief Ethics Officer should be consulted.